UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA GRENTECH CORPORATION LIMITED

(Name of Issuer)

Ordinary Shares, Par Value US$0.00002 per share

(Title of Class of Securities)

16938P107

(CUSIP Number)

Yingjie Gao c/o 16th Floor, Block A, Guoren Building Keji Central 3rd Road Hi-Tech Park, Nanshan District Shenzhen 518057, People’s Republic of China Tel No. (86 755) 2651-6888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 16938P107

1.	Names of Reporting Persons Guoren Industrial Developments Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 183,195,375 ordinary shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 183,195,375 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,195,375 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5%
14.	Type of Reporting Person CO

SCHEDULE 13D/A

CUSIP No. 16938P107

1.	Names of Reporting Persons Heng Xing Yue Investments Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 183,195,375 ordinary shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 183,195,375 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,195,375 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5%
14.	Type of Reporting Person CO

SCHEDULE 13D/A

CUSIP No. 16938P107

1.	Names of Reporting Persons Yingjie Gao
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 183,195,375 ordinary shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 183,195,375 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,195,375 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5%
14.	Type of Reporting Person IN

SCHEDULE 13D/A

CUSIP No. 16938P107

1.	Names of Reporting Persons Ce Lue Investments Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 183,195,375 ordinary shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 183,195,375 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,195,375 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5%
14.	Type of Reporting Person CO

SCHEDULE 13D/A

CUSIP No. 16938P107

1.	Names of Reporting Persons Target Growth Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Commonwealth of the Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 183,195,375 ordinary shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 183,195,375 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,195,375 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5%
14.	Type of Reporting Person CO

SCHEDULE 13D/A

CUSIP No. 16938P107

1.	Names of Reporting Persons Credit Suisse Trust Limited as Trustee of The GRRF Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 183,195,375 ordinary shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 183,195,375 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,195,375 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5%
14.	Type of Reporting Person CO

This Amendment No. 3 (this “Amendment No. 3”) amends a Statement on Schedule 13D filed on February 12, 2008 on behalf of the reporting persons named therein with the United States Securities and Exchange Commission, as amended on September 9, 2008 and January 19, 2010 (as amended, the “Schedule 13D”). This Amendment No. 3 is being filed to reflect (i) the purchase of all of the issued and outstanding share capital of Heng Xing Yue Investments Limited (“HXY”) from its existing shareholders by Guoren Industrial Developments Limited (“Guoren Industrial”). HXY beneficially owns, and is the record holder of, 34,006,550 ordinary shares, par value US$0.00002 each, in the issuer; (ii) the addition of HXY as a reporting person to this Amendment No. 3; (iii) the expiration of a Rule 10b5-1 Trading Plan previously adopted by Guoren Industrial; and (iv) the purchase of 37,500 ordinary shares in the issuer by Guoren Industrial on May 18, 2007 which was inadvertently omitted from the Schedule 13D. Items 2 to 7 have been amended accordingly. Capitalized terms used but not otherwise defined herein shall have the meanings prescribed to them in the Schedule 13D.

The Schedule 13D is hereby amended as follows:

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is amended with the addition of the following:

Heng Xing Yue Investments Limited, incorporated and existing under the laws of the British Virgin Islands, with its principal business address at c/o 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China. Its principal business is investment holding. Yingjie Gao is the sole director of HXY. During the last five years, HXY has not been convicted in a criminal proceeding. During the last five years, HXY has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended with the addition of the following:

On October 10, 2011, Guoren Industrial entered into a share purchase agreement (the “SPA”) with the selling shareholders named below. Pursuant to the SPA, Guoren Industrial agreed to purchase all of the outstanding ordinary shares of HXY from Leakey Investments Limited, a company incorporated and existing under the laws of the British Virgin Islands and wholly-owned by Yin Huang, Talenthome Management Limited, a company incorporated and existing under the laws of the British Virgin Islands and wholly-owned by Qi Wang, Well Sino Enterprises Limited, a company incorporated and existing under the laws of the British Virgin Islands and wholly-owned by Rong Yu, Guang Shi and Jin Wan. HXY beneficially owns, and is the record holder of, 34,006,550 ordinary shares in the issuer. Guoren Industrial agreed to pay an aggregate of US$2,720,524.00 as consideration for the ordinary shares of HXY purchased within six months from the date of the SPA. Guoren Industrial will fund such purchase with its working capital.

A copy of the SPA is attached hereto as Exhibit 99.2 and incorporated herein by reference.

On May 18, 2007, Guoren Industrial purchased 37,500 ordinary shares in the issuer in an open market transaction for a consideration of US$15,000. Guoren Industrial funded such purchase with its working capital.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is amended with the addition of the following:

The purchase of the entire issued and outstanding share capital of HXY and 37,500 ordinary shares in the issuer by Guoren Industrial is for investment purposes.

On June 10, 2011, a Rule 10b5-1 Trading Plan previously adopted by Guoren Industrial expired.

Other than as described above, the undersigned reporting persons do not have any current plans or proposals that relate to or would result in any of the transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D (though the undersigned reporting persons reserve the right to develop such plans or proposals).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended with the addition of the following:

(a) As of the date of this Amendment No. 3, each of Guoren Industrial and HXY beneficially owns, and is the record holder of, 149,188,825 and 34,006,550 ordinary shares in the issuer, respectively. By virtue of their membership of a group for purposes of the Schedule 13D and this Amendment No.3, each of the undersigned reporting persons may be deemed to beneficially own such shares totaling 183,195,375 ordinary shares in the issuer, which represent approximately 32.5% of the issuer’s outstanding share capital as of April 30, 2011.

(b) By virtue of their membership of a group for purposes of the Schedule 13D and this Amendment No. 3, the undersigned reporting persons may be deemed to have shared voting power to vote or direct the vote, and dispose or direct the disposition of all 183,195,375 ordinary shares in the issuer.

As trustee of The GRRF Trust, Credit Suisse Trust Limited disclaims beneficial ownership of the ordinary shares in the issuer. The filing of the Schedule 13D and this Amendment No. 3 should not be deemed an admission that Credit Suisse Trust Limited is the beneficial owner of such ordinary shares for any purpose.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECUIRITES OF THE ISSUER

Item 6 is amended with the addition of the following:

Pursuant to Rule 13d(1)(k) under the Act, the undersigned reporting persons have entered into an agreement, attached hereto as Exhibit 99.1, with respect to the joint filing of this Amendment No. 3 and any future amendment to the Schedule 13D.

The SPA is described under Item 3 above, such summary being incorporated under this Item 6 by reference. The summary of the SPA in this Amendment No. 3 is qualified in its entirety by reference to the SPA, a copy of which is attached hereto as Exhibit 99.2.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Item 7 is amended with the addition of the following:

Exhibit 99.1: Joint Filing Agreement dated October 18, 2011 among the undersigned reporting persons with respect to the joint filing of this Amendment No. 3 and any future amendment to the Schedule 13D.

Exhibit 99.2: Share Purchase Agreement dated October 10, 2011 among Guoren Industrial and the Seller Parties (as defined therein).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 18, 2011

Guoren Industrial Developments Limited

By:	/s/ Yingjie Gao
Name: Yingjie Gao
Title: Sole Director

Heng Xing Yue Investments Limited

By:	/s/ Yingjie Gao
Name: Yingjie Gao
Title: Sole Director

Yingjie Gao

By:	/s/ Yingjie Gao

Ce Lue Investments Limited

By:	/s/ Yingjie Gao
Name: Yingjie Gao
Title: Sole Director

Target Growth Holdings Limited

By:	/s/ Lau Chew Lui /s/ Silvio Roethlisberger
	Name:	Bukit Merah Limited by its authorized signatories, Lau Chew Lui and Silvio Roethlisberger
	Title:	Corporate Director

Credit Suisse Trust Limited as Trustee of The GRRF Trust

By:	/s/ Silvio Roethlisberger /s/ Mabel Chan
	Name:	Silvio Roethlisberger and Mabel Chan
	Title:	Authorized Signatories